9661 South 700 East	Jaimes Freire, 4 Norte
Salt Lake City, Utah 84070	Calle Las Jardineras #16
USA	Santa Cruz de la Sierra, Bolivia
(801) 619-9320 Office	(591-3)312-1148 Oficina
(801) 619-1747 Fax	(591-3)312-1149 Fax
info@geii.com	info@geii.com

VIA FEDERAL EXPRESS
FILED AS CORRESPONDENCE ON EDGAR

August 6, 2007

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mellissa Duru, Attorney

Re: Golden Eagle International, Inc
Definitive Proxy Statement to be filed on August 6, 2007
File No. 0-23726

Dear Ms. Parker:

In connection with the above and the Commission ’s Comment letter of July 30, 2007, Golden Eagle International, Inc.’s (“the Company” or “we” or “our”) July 31, 2007 response to the Division of Corporation Finance (“the Division”), as well as an August 2, 2007 conversation between our legal counsel, Frederick M. Lehrer, and SEC Division Attorney Mellissa Duru, we are hereby filing this correspondence simultaneous to filing our Definitive Proxy Statement. In connection therewith, please be advised that we are disclosing in all relevant sections of the Definitive Proxy Statement that the 5,000,000 S-8 shares to be issued as compensation in connection with preparation of this Proxy Statement will be issued individually to Brenda Lee Hamilton, Esquire. Such issuance is contingent upon our shareholders approving Proposal One of our Proxy Statement, an amendment to our Articles of Incorporation to increase the number of shares of common stock we are authorized to issue from eight hundred million (800,000,000) shares to two billion (2,000,000,000) shares. As such, apart from this planned S-8 stock issuance to Brenda Lee Hamilton, Esquire, no shares will be issued to the law firm of Hamilton, Lehrer & Dargan, P.A. or any other law firm, entity or individual in connection with preparation of our Proxy Statement.

Company Acknowledgments to the Commission

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Terry C. Turner
Chief Executive Officer